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Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-155243

         Subject to Completion, dated March 9, 2010

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange
Commission. This preliminary prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To short form base shelf prospectus dated November 18, 2008)

US$

% Senior Notes due 20

TransAlta Corporation

          The Notes (as hereinafter defined) will bear interest at the rate of            % per annum. Interest on the Notes is payable on            and             of each year, beginning on            , 2010. The Notes will mature on            , 20    .

          We may redeem some or all of the Notes at any time at the redemption price described in this Prospectus Supplement (as hereinafter defined). We will also have the option to redeem the Notes in whole and not in part at 100% of the aggregate principal amount of the Notes, plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding tax laws or the enforcement or interpretation thereof.

          We will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as hereinafter defined). See "Description of the Notes—Repurchase Upon Change of Control Triggering Event".

          The Notes will be direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness.

          Investing in the Notes involves risks. See "Risk Factors" in this Prospectus Supplement beginning on page S-5 and under the heading "Risk Factors" beginning on page 27 of the Prospectus (as hereinafter defined).

Per Senior Note	Total
Public Offering Price(1)%	US$
Underwriting Commission %	US$
Proceeds to TransAlta (before expenses)%	US$

(1)
The public offering price of the Notes will also include accrued interest, if any, from March    , 2010 to the date of delivery.

          The Notes will not be listed on any securities exchange or quotation system and, consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus Supplement.

          THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies.

          Prospective investors should be aware that the acquisition of the securities described in this Prospectus Supplement and the Prospectus may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or the Prospectus. You should read the tax discussion under "Certain Income Tax Considerations".

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus Supplement are residents of Canada, and that a substantial portion of our assets and said persons are located outside the United States.

          The Notes will be ready for delivery in book-entry form only through the facilities of The Depositary Trust Company ("DTC") and its direct and indirect participants on or about March    , 2010.

Joint Book-Running Managers

Citi	HSBC	Wells Fargo Securities

March     , 2010

 IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement (this "Prospectus Supplement"), which describes the specific terms of the senior notes we are offering (the "Notes") and also adds to and updates certain information contained in the short form base shelf prospectus of the Corporation dated November 18, 2008 (the "Prospectus") and the documents incorporated by reference into this Prospectus Supplement or the Prospectus. The second part, the Prospectus, gives more general information. Defined terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

        Except as set forth under "The Offering" and "Description of the Notes" in this Prospectus Supplement or under "Description of Debt Securities" in the Prospectus, and unless the context otherwise requires, all references in this Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        If the description of the Notes varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

        You should rely on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus and any term sheet or other free writing prospectus for this offering that we file with the securities regulatory authorities in Canada or the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP are summarized in the reconciliations to U.S. GAAP of our consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, all of which are incorporated by reference in this Prospectus Supplement, copies of which are available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Prospectus Supplement

EXCHANGE RATE INFORMATION	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	i
DOCUMENTS INCORPORATED BY REFERENCE	iii
CERTAIN AVAILABLE INFORMATION	iv
THE OFFERING	S-1
TRANSALTA CORPORATION	S-4
RISK FACTORS	S-5
USE OF PROCEEDS	S-6
CONSOLIDATED CAPITALIZATION	S-6
DESCRIPTION OF THE NOTES	S-6
EARNINGS COVERAGE	S-13
CREDIT RATINGS	S-13
CERTAIN INCOME TAX CONSIDERATIONS	S-14
UNDERWRITING (CONFLICTS OF INTEREST)	S-17
LEGAL MATTERS	S-18
AUDITOR'S CONSENT	S-19

Prospectus

ABOUT THIS PROSPECTUS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
CERTAIN AVAILABLE INFORMATION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
THE CORPORATION	4
USE OF PROCEEDS	5
CHANGES IN CONSOLIDATED CAPITALIZATION	6
EARNINGS COVERAGE RATIOS	7
DESCRIPTION OF SHARE CAPITAL	7
DESCRIPTION OF DEBT SECURITIES	10
DESCRIPTION OF WARRANTS	24
CERTAIN INCOME TAX CONSIDERATIONS	26
PLAN OF DISTRIBUTION	26
RISK FACTORS	27
LEGAL MATTERS	34
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	34
ENFORCEMENT OF CIVIL LIABILITIES	35

 EXCHANGE RATE INFORMATION

        The following table sets forth certain rates of exchange for the Canadian dollar based on the noon buying rate as provided by the Bank of Canada (the "noon buying rate"). These rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On March 8, 2010, the inverse of the noon buying rate was US$0.9722 equals $1.00.

	Year Ended December 31,
	2009		2008		2007
High for period	US$	0.9716	US$	1.0289	US$	1.0905
Low for period	US$	0.7692	US$	0.7711	US$	0.8437
Rate at end of period	US$	0.9555	US$	0.8166	US$	1.0120
Average rate for the period(1)	US$	0.8757	US$	0.9381	US$	0.9304

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement and the Prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). All forward-looking statements are based on TransAlta's beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "anticipate", "intend", "plan", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta's actual performance to be materially different from those projected.

        With respect to forward-looking statements contained in this Prospectus Supplement, we have made assumptions regarding, among other things: our ability to close this offering on a timely basis and on the terms expected; fulfillment by the underwriters of their obligations pursuant to the underwriting agreement; and that no event will occur which would allow the underwriters to terminate their obligations under the underwriting agreement.

        In particular, this Prospectus Supplement and the Prospectus contain forward-looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development and their attendant costs; expectations relating to the timing and cost of planned uprates and upgrades at various facilities; expectations relating to the timing of the completion of the study regarding carbon capture and storage and the cost of the study; estimates of recoverable coal reserves at the Corporation's Alberta mines; TransAlta's plans to invest in new capacity; expectations for demand of electricity in both the short and long term; expectations in respect of generation production; expected environmental governmental regulatory regimes and the potential impact on the Corporation; the Corporation's trading strategies and expected contribution to gross margins; and expectations relating to the renegotiation of certain of the collective bargaining agreements to which TransAlta is a party.

i

        Factors that may adversely impact the Corporation's forward-looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which the Corporation operates; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving the Corporation's facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) effects of weather; (viii) disruptions in the source of fuels, water, wind or biomass required to operate the Corporation's facilities; (ix) natural disasters; (x) equipment failure; (xi) trading risks; (xii) industry risk and competition; (xiii) fluctuations in the value of foreign currencies and foreign political risks; (xiv) the need for additional financing; (xv) structural subordination of securities; (xvi) counterparty credit risk; (xvii) insurance coverage; (xviii) the Corporation's provision for income taxes; (xix) legal proceedings involving the Corporation; (xx) reliance on key personnel; (xxi) labour relations matters; and (xxii) development projects and acquisitions.

        Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than the Corporation has described or might not occur. The Corporation cannot assure you that projected results or events will be achieved. The foregoing risk factors, among others, including risks relating to the nature of the Notes, are described in further detail under the heading "Risk Factors" in this Prospectus Supplement and in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the Prospectus, including the Annual MD&A and the Annual Information Form (each as hereinafter defined).

 DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is incorporated by reference into the Prospectus as of the date of this Prospectus Supplement and only for the purposes of this offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. See "Documents Incorporated by Reference" in the Prospectus. As of the date of this Prospectus Supplement, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

  (a)
  consolidated audited financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, the notes thereto, the auditors' report thereon and the auditors' report on our internal control over financial reporting (incorporated by reference to Exhibit 13.3 to our annual report on Form 40-F filed with the SEC on February 24, 2010, File No. 001-15214);

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2009 ("Annual MD&A") (incorporated by reference to Exhibit 13.2 to our annual report on Form 40-F filed with the SEC on February 24, 2010, File No. 001-15214);

  (c)
  annual information form dated February 24, 2010 (the "Annual Information Form") for the year ended December 31, 2009 (incorporated by reference to Exhibit 13.1 to our annual report on Form 40-F filed with the SEC on February 24, 2010, File No. 001-15214);

  (d)
  management proxy circular dated March 16, 2009 prepared in connection with our annual meeting of shareholders held on April 30, 2009 (incorporated by reference to Exhibit 99.1 to our report on Form 6-K filed with the SEC on March 17, 2009, File No. 001-15214); and

  (e)
  reconciliation to U.S. GAAP of the consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 and the auditors' report thereon (incorporated by reference to Exhibit 13.4 to our annual report on Form 40-F filed on February 24, 2010, File No. 001-15214).

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44 - 101 Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators, including any documents of the type referred to above or under "Documents Incorporated by Reference" in the Prospectus, material change reports (excluding confidential material change reports) and business acquisition reports we subsequently file with any securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of the Notes under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents we file on Form 6-K or Form 40-F with the SEC after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement or the Prospectus and the registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part, if and to the extent expressly provided in such report. Our reports on Form 6-K, and our annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus Supplement or the Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Vice-President and Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7, Telephone (403) 267-7110.

CERTAIN AVAILABLE INFORMATION

        We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the Notes and of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to such registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement" in the Prospectus. Statements made in this Prospectus Supplement and the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement on Form F-10 may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below and are also available on the SEC's website at www.sec.gov.

        We are subject to the information requirements of the U.S. Exchange Act, and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted in the United States and Canada, such reports and other information, subject to certain exceptions, may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, we are not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also available on the SEC's website at www.sec.gov.

 THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the Prospectus. In this section, "we", "us" and "our" refer only to TransAlta Corporation and not to any of its subsidiaries, unless otherwise stated.

Issuer	TransAlta Corporation.
Notes Offered	US$ million aggregate principal amount of % senior notes due 20 .
Interest Rate	The Notes will bear interest at the rate of % per annum from March , 2010 or from the most recent date to which interest has been paid or provided for.
Interest Payment Dates	and of each year, commencing , 2010.
Maturity Date	, 20 .
Ranking
The Notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The Notes will be effectively subordinate to all indebtedness and other liabilities of our subsidiaries, except to the extent that we are a creditor of such subsidiaries ranking at least pari passu with such other creditors. As at December 31, 2009, our subsidiaries had approximately $637 million of total debt outstanding (excluding intercompany indebtedness).
Use of Proceeds
We expect that the net proceeds from this offering will be approximately US$ million after deducting underwriting discounts and commissions and estimated expenses of this offering. All of the net proceeds from the sale of the Notes will be used to repay borrowings under existing credit facilities and for general corporate purposes.
Conflicts of Interest
As described in "Use of Proceeds", the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by certain affiliates of the underwriters in this offering, this offering is being conducted in compliance with National Association of Securities Dealers, Inc. ("NASD") Rule 2720, as administered by the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as this offering is of a class of securities rated BBB or better by Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc. ("S&P"), or Baa or better by Moody's Investors Service Inc. ("Moody's") or rated in a comparable category by another rating service acceptable to FINRA. See "Underwriting—Conflicts of Interest".
Sinking Fund	None.

Optional and Tax Redemption	We may redeem the Notes, in whole or in part, at any time, at the "make-whole" price described in this Prospectus Supplement. See "Description of the Notes—Optional Redemption".

We may also redeem all of the Notes in whole, but not in part, at the redemption price described in this Prospectus Supplement at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of the Notes—Tax Redemption".
Change of Control
We will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See "Description of the Notes—Repurchase Upon Change of Control Triggering Event".
Certain Covenants	The indenture pursuant to which the Notes will be issued contains certain covenants that, among other things, limit:
• our and our subsidiaries' ability to create liens;
• our ability to enter into sale and leaseback transactions; and
• our ability to merge, amalgamate or consolidate with, or sell all or substantially all of our assets to, any other person.

See "Description of Debt Securities—Covenants" in the Prospectus. These covenants are subject to important exceptions and qualifications that are described under the caption "Description of Debt Securities—Covenants" in the Prospectus.
Credit Ratings
As of the date of this Prospectus Supplement, our senior unsecured long-term debt is rated BBB by S&P and Baa2 by Moody's. The ratings for debt instruments range from a high of AAA to a low of D in the case of S&P and from a high of Aaa to a low of C in the case of Moody's.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to our outstanding securities by S&P and Moody's, as applicable, are not recommendations to purchase, hold or sell such securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the rating assigned to the Notes will generally affect the market value of the Notes. We cannot assure you that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. See "Credit Ratings".
Additional Amounts
Any payments we make with respect to the Notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. Subject to the exceptions and limitations set forth in the Prospectus, if we are required to withhold or deduct for Canadian taxes with respect to a payment to the holders of Notes, we will pay to any holder of Notes that is a non-resident of Canada under the Income Tax Act (Canada) (the "Tax Act"), such additional amounts as may be necessary so that every net payment on the Notes after such withholding or deduction will not be less than the amount provided in the Notes to be then due and payable. See "Description of Debt Securities—Payment of Additional Amounts" in the Prospectus.
Form
The Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, DTC, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System". Except as described under "Description of the Notes" in this Prospectus Supplement and under "Description of Debt Securities" in the Prospectus, Notes in certificated form will not be issued.
Governing Law	The Notes and the indenture governing the Notes will be governed by the laws of the State of New York.
Risk Factors	Investing in the Notes involves risks. See "Risk Factors" in this Prospectus Supplement beginning on page S-5 and under the heading "Risk Factors" beginning on page 27 of the Prospectus.

 TRANSALTA CORPORATION

        TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. The Corporation is among Canada's largest non-regulated electricity generation and energy marketing companies with an aggregate net ownership interest of 8,842 megawatts ("MW") of generating capacity(1) operating in facilities having approximately 10,644 MW of aggregate generating capacity. In addition, the Corporation has facilities under construction with a net ownership interest of 412 MW of generating capacity in facilities designed to have aggregate generating capacity of 637 MW, for total net ownership of 9,254 MW of generating capacity in facilities that have or will have aggregate capacity of 11,281 MW. The Corporation is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydroelectric, wind, geothermal and biomass resources.

        In Canada, the Corporation holds a net ownership interest of 6,527 MW of electrical generating capacity in thermal, gas fired, wind powered, hydroelectric and biomass facilities, including 5,308 MW in Western Canada, 1,040 MW in Ontario, 99 MW in Québec and 80 MW in New Brunswick.

        In the United States, the Corporation's principal facilities include a 1,376 MW thermal facility and a 248 MW gas fired facility, both located in Centralia, Washington, which supply electricity to the Pacific northwest. The Corporation also holds a 50 percent interest in CE Generation, LLC ("CE Generation"), through which it has an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and gas fired facilities in Texas, Arizona and New York. In addition, the Corporation has 6 MW of electrical generating capacity through hydroelectric facilities located in Washington and Hawaii.

        In Australia, the Corporation has 300 MW of net electrical generating capacity from gas fired generation facilities.

        The Corporation regularly reviews its operations in order to optimize its generating assets and evaluates appropriate growth opportunities. The Corporation has in the past and may in the future make changes and additions to its fleet of coal, gas, hydro, wind, geothermal and biomass fuelled facilities.

        The Corporation is organized into two business segments: Generation and Commercial Operations and Development. The Generation group is responsible for constructing, operating and maintaining electricity generation facilities. The Commercial Operations and Development group is responsible for managing the sale of production, purchasing natural gas, transmission capacity and market risks associated with the Corporation's generation assets and for non asset backed trading activities. Both segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit, and other administrative support.

(1)
TransAlta measures generating capacity as the net maximum capacity that a unit can sustain over a period of time, which is consistent with the industry standards. All capacity amounts represent capacity owned and operated by the Corporation unless otherwise indicated.

 RISK FACTORS

        An investment in the Notes is subject to a number of risks. In addition to the other information contained in and incorporated by reference into this Prospectus Supplement and the Prospectus, you should consider carefully the risk factors set forth below and under the heading "Risk Factors" in the Prospectus, "Risk Factors" and "Risk Management" in the Annual MD&A and "Risk Factors" in the Annual Information Form.

There is no public market for the Notes.

        The Notes are a new issue of securities for which there is currently no public market. We do not intend to apply for listing of the Notes on any securities exchange. If the Notes are traded after their initial issue, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. We cannot assure you as to the liquidity of the trading market for the Notes or that a trading market for the Notes will develop.

Changes in interest rates may cause the market value of the Notes to decline.

        Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt securities decline.

The Notes are unsecured obligations of the Corporation.

        The Notes will be our direct unsecured obligations, ranking equally and pari passu, except as to sinking fund or analogous provisions, with all of our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the holders of our secured indebtedness would be paid before the holders of Notes receive any amounts due under the Notes, to the extent of the value of the assets securing such indebtedness. In that event, a holder of Notes may not be able to recover any principal or interest due under the Notes.

We may not be able to fulfill our repurchase obligations with respect to the Notes upon a change of control.

        If we experience a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date. Failure to repurchase, or to make an offer to repurchase, the Notes would constitute a default under the indenture governing the Notes, which would also constitute a default under certain instruments governing our existing indebtedness. See "Description of the Notes—Repurchase Upon Change of Control Triggering Event".

        If a Change of Control Triggering Event were to occur, we cannot assure you that we would have sufficient funds to repay any Notes that we would be required to offer to repurchase, or to satisfy any other obligations that would become immediately due and payable under the other instruments governing our indebtedness, as a result of such Change of Control Triggering Event. In order to satisfy our obligations, we may attempt to refinance our indebtedness or obtain consents from our other lenders or from the holders of the Notes. We cannot assure you that we would be able to refinance our indebtedness or obtain such consents on satisfactory terms or at all.

 USE OF PROCEEDS

        We expect that the net proceeds from this offering will be approximately US$            after deducting underwriting discounts and commissions and estimated expenses of this offering. All of the net proceeds from the sale of the Notes will be used to repay borrowings under existing credit facilities and for general corporate purposes. Certain affiliates of the underwriters are lenders under our existing credit facilities and, as a consequence, may receive a portion of the proceeds from this offering. See "Underwriting—Conflicts of Interest".

CONSOLIDATED CAPITALIZATION

        The following table sets forth the Corporation's consolidated capitalization as at December 31, 2009 on an actual basis. This table has been prepared in accordance with Canadian GAAP and should be read in conjunction with the Corporation's consolidated audited financial statements as at and for the years ended December 31, 2009 and 2008 which are incorporated by reference in this Prospectus Supplement. For the purposes of the following table, U.S. dollar amounts have been converted to Canadian dollars at an exchange rate of US$0.9501 equals $1.00.

As at December 31, 2009
(in millions)
Short-term debt including current portion of long-term debt(1)	$31
Cash and cash equivalents	82
Long-term debt:(1)
Recourse	3,857
Non-recourse	554
Non-controlling interests	478
Common shareholders' equity:
Common shares	2,169
Retained earnings	634
Accumulated other comprehensive income	126

Total common shareholders' equity	2,929

Total capitalization	$7,767

(1)
The proceeds of this offering will be initially used to repay amounts owing under existing credit facilities which are considered long-term debt. As a result, the offering will not result in an increase in our long-term debt except to the extent of discounts, commissions and other expenses of the offering.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading "Description of Debt Securities" in the Prospectus and should be read in conjunction with such description. In this section, "Corporation" refers only to TransAlta Corporation and not to any of its subsidiaries, unless otherwise stated. All capitalized terms used under this heading "Description of the Notes" that are not defined herein have the meanings ascribed thereto in the Prospectus.

General

        The Notes will be direct unsecured obligations of the Corporation and will rank equally and ratably with all other unsubordinated and unsecured indebtedness of the Corporation.

        Payment of the principal, premium, if any, and interest on the Notes will be made in U.S. dollars.

        The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the heading "Description of Debt Securities—Payment of Additional Amounts" in the Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax laws or the enforcement or interpretation thereof on or after the date of this Prospectus Supplement (described under the heading "Description of The Notes—Tax Redemption") will apply to the Notes.

        The Notes will be effectively subordinated to all indebtedness and other liabilities of the Corporation's subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries ranking at least pari passu with such other creditors. As at December 31, 2009, the Corporation's subsidiaries had approximately $637 million of total debt outstanding (excluding intercompany indebtedness).

        The Notes will initially be issued in an aggregate principal amount of US$             million and will mature on            , 20    . The Notes will bear interest at the rate of            % per annum from March             , 2010 or from the most recent date to which interest has been paid or provided for, payable semi-annually on            and            of each year, commencing            , 2010, to the persons in whose names the Notes are registered at the close of business on the preceding            or            , respectively. Interest shall be computed assuming a 360-day year consisting of twelve 30-day months.

        The Corporation may from time to time, without the consent of the holders of the Notes, create and issue additional Notes after this offering. The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture (except in respect of the payment of interest accruing prior to the issue date of the additional Notes and the first payment of interest following the issue date of the additional Notes), including, without limitation, waivers, amendments, redemptions and offers to purchase.

        The Notes will be issuable in minimum denominations of US$2,000 or integral multiples of US$1,000 in excess thereof.

        The Notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

        The Notes will be redeemable as a whole, or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of: (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus             basis points, plus in each case, accrued interest thereon to the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation.

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities, LLC,

plus one other to be determined by the Corporation, or their respective affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their respective affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

        Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Repurchase Upon Change of Control Triggering Event

        If a Change of Control Triggering Event occurs, unless the Corporation has exercised its right to redeem the Notes as described under "—Optional Redemption", each holder of Notes will have the right to require the Corporation to purchase all or a portion of such holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

        Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at the Corporation's option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Corporation will be required to send, by first class mail, a notice to each holder of Notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditional on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

        The Corporation will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Corporation and such third party purchases all Notes properly tendered and not withdrawn under its offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Corporation to repurchase its Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Corporation and its subsidiaries taken as a whole to another "person" may be uncertain. In addition, a recent Delaware Chancery Court decision raised questions about the enforceability of provisions, which are similar to those in the Indenture, related to the triggering of a change of control as a result of a change in the composition of a board of directors. Accordingly, the ability of a holder of Notes to require the Corporation to repurchase its Notes as a result of a change in the composition of the board of directors of the Corporation may be uncertain.

        "Below Investment Grade Rating Event" means the Notes are rated below an Investment Grade Rating by each of the Rating Agencies (as hereinafter defined) on the 60th day following the occurrence of a Change of Control (which date shall be extended if the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies on such 60th day, such extension to last until the date on which the Rating Agency considering such possible downgrade either (x) rates the Notes below an Investment Grade Rating or (y) publicly announces that it is no longer considering the Notes for possible downgrade; provided that no such extension shall occur if any of the Rating Agencies rates the Notes with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day).

        "Change of Control" means the occurrence of any of the following:

  (a)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the Corporation's assets and the assets of its subsidiaries, taken as a whole, to any person, other than to the Corporation or one of its subsidiaries;

  (b)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (other than a subsidiary of the Corporation) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the Corporation's outstanding Voting Shares or other Voting Shares into which the Corporation's Voting Shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

  (c)
  the Corporation consolidates with, or merges or amalgamates with or into, or enters into an arrangement with, any person, or any person consolidates with, or merges or amalgamates with or into, the Corporation, in any such event pursuant to a transaction in which any of the Corporation's outstanding Voting Shares or the Voting Shares of such other person are converted into or exchanged for cash, securities or other property, other than any such transaction where the Corporation's Voting Shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Shares of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

  (d)
  the first day on which a majority of the members of the board of directors of the Corporation cease to be Continuing Directors; or

  (e)
  the adoption of a plan relating to the liquidation or dissolution of the Corporation.

        Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (b) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of the Corporation's

Voting Shares immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Shares of such holding company. The term "person", as used in this definition, has the meaning given thereto in Section 13(d)(3) of the U.S. Exchange Act.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

        "Continuing Director" means, as of any date of determination, any member of the board of directors of the Corporation who:

  (a)
  was a member of such board of directors on the date of the issuance of the Notes; or

  (b)
  was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of the Corporation's proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or, in each case, if such Rating Agency ceases to make a rating of the Notes publicly available, the equivalent investment grade credit rating by the replacement agency selected by the Corporation in accordance with the procedures described below.

        "Rating Agencies" means (1) Moody's and S&P; and (2) if Moody's or S&P ceases to make a rating of the Notes publicly available, a "nationally recognized statistical rating organization", within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act, selected by the Corporation (as certified by a resolution of the Corporation's board of directors) as a replacement agency for Moody's or S&P, or each of them, as the case may be.

        "Voting Shares" means, with respect to any specified person as of any date, the shares of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Tax Redemption

        The Notes will be subject to redemption at any time, in whole but not in part, at the option of the Corporation, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Corporation has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under "Description of Debt Securities—Payment of Additional Amounts" in the Prospectus; or (b) on or after the date of this Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Corporation of legal counsel of recognized standing, will result in the Corporation becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes and (2) in any such case, the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided, however, that (i) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Corporation would be obligated to pay such additional amounts were a payment in respect of the Notes then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect; and provided, further, that any such notice of redemption shall be given no later than 30 days prior to such redemption.

        In the event that the Corporation elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem the Notes pursuant to their terms.

Book-Entry System

        DTC, New York, New York, will act as Notes depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the Notes, in the aggregate principal amount of the issue, and will be deposited with DTC. If, however, the aggregate principal amount of the issue exceeds US$500 million, one certificate will be issued with respect to each US$500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

        Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

        To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults, and proposed amendments to the Notes. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

        Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Notes unless authorized by a Direct Participant in accordance with DTC's Money Market Instrument procedures. Under its usual procedures, DTC mails an "Omnibus Proxy" to the Corporation as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Corporation or the trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the trustee, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time.

        DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates for the Notes are required to be printed and delivered.

        The Corporation may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor Notes depository). In that event, certificates will be printed and delivered to DTC.

        The information in this section covering DTC and DTC's system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof. The information in this section is subject to any changes to the arrangements between the Corporation and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

 EARNINGS COVERAGE

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus Supplement in accordance with Canadian disclosure requirements.

        The following table sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2009. Such earnings coverage ratio does not give effect to the issuance of any Notes offered by this Prospectus Supplement since the aggregate principal amount of Notes that will be issued hereunder and the terms of issue are not presently known and do not give effect to events subsequent to December 31, 2009.

Twelve Months Ended December 31, 2009
Earnings coverage on long-term debt(1)	1.9x

(1)
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense, plus capitalized interest. For purposes of calculating the earnings coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to Notes that may be issued under this Prospectus Supplement.

        The pro forma earnings coverage ratio for the twelve month period ended December 31, 2009, giving effect to this offering and the application of the net proceeds from the sale of the Notes (assuming this offering took place on the first date of the respective twelve month period), would have been 1.7x

        The earnings coverage ratios set forth above do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios have been calculated based on information prepared in accordance with Canadian GAAP.

        We evaluate our performance using a variety of measures. Earnings coverage discussed above is not defined under Canadian GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP as an indicator of our financial performance or liquidity. This measure is not necessarily comparable to a similarly-titled measure of another company. Net earnings has been calculated on a consistent basis for the twelve month period ended December 31, 2009.

CREDIT RATINGS

Senior Unsecured Long-Term Debt

        As of the date of this Prospectus Supplement, our senior unsecured long-term debt is rated BBB by S&P and Baa2 by Moody's. The ratings for debt instruments range from a high of AAA to a low of D in the case of S&P and from a high of Aaa to a low of C in the case of Moody's.

        According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in the higher rating categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

Note Regarding Credit Ratings

        Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to our outstanding securities by S&P and Moody's, as applicable, are not recommendations to purchase, hold or sell such securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the rating assigned to the Notes will generally affect the market value of the Notes. We cannot assure you that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, our Canadian counsel, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act applicable to a purchaser of Notes pursuant to this Prospectus Supplement and the Prospectus who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty, is neither resident nor deemed to be resident in Canada, deals with us at arm's length and does not use or hold and is not deemed to use or hold a Note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this Prospectus Supplement (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on business in Canada and elsewhere.

        Under the Tax Act the payment of interest, principal or premium, if any, to a Non-Resident Holder of a Note will be exempt from Canadian withholding tax. No other Canadian taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a Note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a Note.

Certain U.S. Federal Income Tax Considerations

        The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of a Note by an initial purchaser thereof who is a U.S. Holder

(as hereinafter defined) who purchases the Note for cash at its "issue price" (the first price at which a substantial amount of the Notes is sold for cash, excluding sales to bond houses, brokers, or similar persons acting in the capacity of underwriters, placement agents or wholesalers) and who will hold the Note as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is intended for general information only and does not address all potentially relevant U.S. federal income tax matters.

        This summary does not address the tax consequences to U.S. Holders subject to special provisions of the Code including, without limitation, banks, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, holders subject to the alternative minimum tax, certain former citizens or residents of the United States, dealers in securities or foreign currencies, traders in securities, holders holding Notes as part of a "hedge", "straddle", "conversion transaction" or other integrated transaction and holders with a "functional currency" other than the U.S. dollar. This summary also does not cover any state, local or foreign tax consequences. This summary is based upon provisions of the Code, Treasury Regulations, rulings and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations, so as to result in U.S. federal income tax consequences different from those described herein.

        As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a United States person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) holding Notes should consult their tax advisors regarding the tax consequences, under the Code and the laws of any other taxing jurisdiction, of the acquisition, ownership or disposition of the Notes.

Potential Contingent Payment Debt Treatment

        In certain circumstances (See "Description of the Notes—Repurchase Upon Change of Control Triggering Event"), we may be obligated to pay amounts in excess of stated interest or principal on the Notes. The obligation to make these payments may implicate the provisions of the Treasury Regulations relating to "contingent payment debt instruments". If the Notes were deemed to be contingent payment debt instruments, a U.S. Holder would generally be required to treat any gain recognized on the sale or other disposition of the Notes as ordinary income rather than as capital gain. Furthermore, a U.S. Holder would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield.

        According to current Treasury Regulations, the possibility that we may pay such excess amounts upon a Change of Control Triggering Event will not cause the Notes to be treated as contingent payment debt instruments if there is only a remote likelihood as of the date the Notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as subjecting the Notes to the contingent payment debt rules. Our determination that this contingency is remote is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the

Internal Revenue Service (the "IRS"), and if the IRS were to challenge this determination, the tax consequences to a U.S. Holder could differ materially and adversely from those discussed herein. If any such additional payments are in fact made, U.S. Holders will be required to recognize such amounts as income.

        The remainder of this disclosure assumes that the Notes will not be treated as contingent payment debt instruments.

Payments of Interest

        Interest on the Notes will generally be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. Such interest will constitute income from sources outside the United States and will generally be treated as "passive category income" (or, in the case of certain U.S. Holders, as "general category income") for U.S. foreign tax credit limitation purposes. The rules governing U.S. foreign tax credits are complex. Prospective purchasers of Notes should consult their tax advisors regarding the availability of U.S. foreign tax credits in their particular circumstances.

Sale, Exchange, Retirement or Redemption of Notes

        Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. Holder generally will recognize U.S. source gain or loss equal to the difference between the amount realized on such sale, exchange, retirement or redemption (other than amounts received that are attributable to accrued and unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in income) and such U.S. Holder's adjusted tax basis in the Note, which generally is its cost. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individuals, is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        In general, payments of interest and principal on and the proceeds from sales of Notes held by a U.S. Holder will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding of U.S. federal income tax on such payments unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

 UNDERWRITING

        We intend to offer the Notes through the underwriters named below for whom Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC (collectively, the "Representatives") are acting as representatives. Subject to the terms and conditions contained in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	US$
HSBC Securities (USA) Inc.	US$
Wells Fargo Securities, LLC	US$

Total	US$

        In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered under this Prospectus Supplement if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions.

        The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to dealers at the public offering price, less a concession not to exceed            % of the principal amount of the Notes. The underwriters may allow, and dealers may re-allow a concession not to exceed             % of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the Representatives may change the public offering price and concessions.

        The following table shows the underwriting commission that we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by TransAlta
Per Note		%

        In connection with this offering, the Representatives may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.

        The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Representatives, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

        As a result of these activities, the market price of the Notes offered under this Prospectus Supplement may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

        We estimate that our total expense for this offering will be approximately US$500,000 (not including the underwriting commission).

        Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and commercial lending service for us and our affiliates in the ordinary course of business, for which they have received and will receive customary fees and commissions.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make because of any such liabilities.

        The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada.

        Certain of the underwriters are affiliates of banks or other financial institutions (collectively, the "Affiliate Lenders") that are our lenders and to which we are currently indebted. We intend to use all net proceeds from this offering to repay borrowings under existing credit facilities and for general corporate purposes and, as a consequence, net proceeds from this offering may be paid to one or more of the Affiliate Lenders. For more information, see "Use of Proceeds". The decision to distribute the Notes pursuant to this offering was made by us, and the determination of the terms of this offering was made through negotiations between us and the underwriters. The Affiliate Lenders did not have any involvement in such decision or determination, but have each been advised of this offering and the terms thereof.

Conflicts of Interest

        As described in "Use of Proceeds," the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with NASD Rule 2720, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as this offering is of a class of securities rated BBB or better by S&P or Baa or better by Moody's or rated in a comparable category by another rating service acceptable to FINRA.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon on our behalf by McCarthy Tétrault LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon on our behalf by Latham & Watkins LLP, New York, New York and on behalf of the underwriters by Shearman & Sterling LLP, Toronto, Ontario.

        The partners and associates of McCarthy Tétrault LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

 AUDITOR'S CONSENT

        We have read the short form base shelf prospectus of TransAlta Corporation (the "Corporation") dated November 18, 2008, relating to the issue and sale of up to US$1,000,000,000 of securities, including common shares, first preferred shares, debt securities or warrants, as supplemented by a prospectus supplement dated March    , 2010 relating to the issue and sale of US$                        aggregate principal amount of    % senior notes due 20    (collectively, the "Prospectus") of the Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the use, through incorporation by reference, in the above mentioned Prospectus of our report to the Shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2009 and 2008 and the consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2009 and our report on the effectiveness of internal control over financial reporting as of December 31, 2009. Our reports are dated February 23, 2010.

        We also consent to the use, through incorporation by reference, in the above mentioned Prospectus of our report to the board of directors of the Corporation with respect to the Reconciliation to United States Generally Accepted Accounting Principles as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009. Our report is dated February 23, 2010.

Calgary, Canada
March , 2010	Chartered Accountants

Base Shelf Prospectus

TRANSALTA CORPORATION

US$1,000,000,000

Common Shares
First Preferred Shares
Debt Securities
Warrants

          We may from time to time offer our common shares, first preferred shares, debt securities or warrants to purchase common shares, first preferred shares, debt securities or other securities (collectively, the "Securities"), up to an aggregate initial offering price of US$1,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

          Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" and in any applicable Prospectus Supplement.

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

          The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement or supplements (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares, the number of shares offered and the offering price; (ii) in the case of first preferred shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the first preferred shares; (iii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities; and (iv) in the case of warrants, the designation, number and terms of the common shares, first preferred shares, debt securities or other securities purchasable upon exercise of the warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency or currency unit in which the warrants are issued and any other specific terms of the warrants. We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

          All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

          Our common shares are listed on the New York Stock Exchange under the symbol "TAC" and on the Toronto Stock Exchange under the symbol "TA". There is currently no market through which the first preferred shares, debt securities or warrants to purchase common shares, first preferred shares, debt securities or other securities may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. Investing in our securities involves risks. See "Risk Factors" beginning on page 27 of this Prospectus.

          We may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

The date of this Prospectus is November 18, 2008

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. The significant differences between Canadian GAAP and U.S. GAAP are summarized in the reconciliations to U.S. GAAP of TransAlta's consolidated annual financial statements for the years ended December 31, 2007 and 2006 and of TransAlta's unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2008 and 2007, which are incorporated by reference in this Prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the Alberta Securities Commission and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this Prospectus:

  (a)
  consolidated annual financial statements and auditors' reports for the years ended December 31, 2007 and 2006;

  (b)
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2007 ("Annual MD&A");

  (c)
  annual information form (the "Annual Information Form") dated March 13, 2008 for the year ended December 31, 2007;

  (d)
  amended management proxy circular dated March 20, 2008 and filed on SEDAR on March 26, 2008 prepared in connection with the Corporation's annual meeting of shareholders held on April 22, 2008;

  (e)
  amended management proxy circular dated March 9, 2007 and filed on SEDAR on March 19, 2007 prepared in connection with the Corporation's annual and special meeting of shareholders held on April 26, 2007;

  (f)
  unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2008 and 2007;

  (g)
  management's interim discussion and analysis of the financial condition and results of operations for the three and nine month periods ended September 30, 2008;

  (h)
  reconciliation to U.S. GAAP of the consolidated annual financial statements for the years ended December 31, 2007 and 2006; and

  (i)
  reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2008 and 2007.

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 "Short Form Prospectus Distributions" ("NI 44-101") of the Canadian Securities Administrators, including any documents of the type referred to above, material change reports (excluding confidential material change reports) and business acquisition reports subsequently filed by the Corporation with the Alberta Securities Commission after the date of this Prospectus and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K, and beginning with its Form 40-F for the year ended December 31, 2001, its annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2P 0G7, Telephone (403) 267-7110.

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below.

        The Corporation is subject to the information requirements of the United States Securities and Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also are available on the SEC's website at www.sec.gov.

 SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This Prospectus contains both historical and forward looking statements within the meaning of Section 27A of the U.S. Securities Act, and Section 21E of the U.S. Exchange Act. These forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Certain factors that could materially affect these forward looking statements are described below and can be found in this Prospectus, including under the heading "Risk Factors" in this Prospectus. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on these forward looking statements. The forward looking statements included in this document are made only as of the date of this Prospectus and the Corporation does not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

        Factors that may adversely impact the Corporation's forward looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which the Corporation operates; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving the Corporation's facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) disruptions in the source of fuels or water required to operate the Corporation's facilities; (viii) trading risks; (ix) fluctuations in the value of foreign currencies and foreign political risks; (x) need for additional financing; (xi) liquidity risk; (xii) structural subordination of securities; (xiii) counterparty credit risk; (xiv) insurance risk; (xv) the Corporation's provision for income taxes; (xvi) legal proceedings involving the Corporation; (xvii) reliance on key personnel; (xviii) labour relations matters; and (xix) absence of a public market for certain of the securities offered. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference in this Prospectus, including the Annual MD&A and the Annual Information Form.

 THE CORPORATION

        TransAlta Corporation is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7. TransAlta has two direct principal operating subsidiaries, each incorporated under the federal laws of Canada: TransAlta Utilities Corporation ("TransAlta Utilities") and TransAlta Energy Corporation. For further information on the intercorporate relationships among TransAlta and its subsidiaries, please see "Corporate Structure—Intercorporate Relationships" in the Annual Information Form.

        TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1911. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 7,977 megawatts ("MW") of generating capacity operating in facilities having approximately 8,384 MW of aggregate generating capacity(1). In addition, the Corporation has facilities under construction with an aggregate generating capacity of 506 MW. The Corporation is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fueled by coal, gas, hydroelectric, wind and geothermal resources.

(1)
TransAlta measures capacity as the net maximum capacity that a unit can sustain over a period of time, which is consistent with industry standards. All capacity amounts are as of the date of this Prospectus and represent capacity owned and operated by the Corporation unless otherwise indicated.

        In Canada, the Corporation holds a net ownership interest of approximately 5,634 MW of electrical generating capacity in thermal, gas-fired, wind-powered and hydroelectric facilities, including 4,937 MW in Alberta and 697 MW in Ontario.

        In the United States, the Corporation's principal facilities include a 1,404 MW thermal facility and a 248 MW gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific northwest. The Corporation holds a 50 per cent interest in CE Generation, LLC ("CE Generation"), resulting in an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and gas-fired facilities in Texas, Arizona and New York. The Corporation also has 6 MW of electrical generating capacity through gas-fired and hydroelectric facilities located in Washington and Hawaii.

        The Corporation also has 300 MW of net electrical generating capacity from gas-fired generation facilities in Australia.

        On October 8, 2008, the Corporation announced the completion of the sale of its Mexican businesses to a third-party for a sale price of US$303.5 million. The sale included the 252-MW gas/diesel combined cycle gas plant in Campeche, a 259-MW combined cycle gas plant in Chihuahua and all associated commercial arrangements.

        The Corporation regularly reviews its operations in order to optimize its generating assets and evaluates appropriate growth opportunities. The Corporation has in the past and may in the future make changes and additions to its fleet of coal, gas, hydro, wind and geothermal fuelled facilities.

        The Corporation is organized into two business segments: Generation and Commercial Operations and Development. The Generation group is responsible for constructing, operating and maintaining electricity generation facilities. The Commercial Operations and Development group is responsible for managing the sale of production, purchases of natural gas, transmission capacity and market risks associated with the Corporation's generation assets and for non asset backed trading activities. Both segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit, and other administrative support.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the repayment of indebtedness and the financing of the Corporation's long-term investment plan. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. The Corporation expects that it may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

 CHANGES IN CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2007 and September 30, 2008, and indicates increases or decreases in applicable amounts between those two dates. This table should be read in conjunction with the consolidated annual financial statements of the Corporation for the year ended December 31, 2007 and the unaudited consolidated interim financial statements of the Corporation for the three and nine month periods ended September 30, 2008, which have been incorporated by reference herein.

	As at December 31, 2007	As at September 30, 2008	Increase/Decrease
	(in millions)
Short-term debt including current portion of long-term debt(1)	$805	$842	$37
Less: cash and cash equivalents	(51)	(66)	(15)

	754	776	22
Long-term debt
Recourse(2)	1,496	1,892	396
Non-recourse(3)	209	210	1
Non-controlling interests(4)	496	474	(22)
Common shareholders' equity
Common shares	1,781	1,762	(19)
Retained earnings	763	648	(115)
Accumulated other comprehensive loss	(245)	(130)	115

Total common shareholders' equity	2,299	2,280	(19)

Total capitalization	$5,254	$5,632	$378

(1)
Includes commercial paper issued under the Corporation's $200 million guaranteed commercial paper program, drawdowns from the Corporation's $1.5 billion syndicated revolving credit facility, $320 million of committed bi-lateral facilities and $55 million of demand operating facilities and current portion of long-term debt.

(2)
Includes debentures bearing interest at fixed rates. On May 9, 2008, the Corporation issued debentures in the amount of US$500 million. The debentures bear interest at a rate of 6.65 per cent and mature in 2018. TransAlta Utilities, a wholly-owned subsidiary of the Corporation, has issued $265 million principal amount of the debentures and has granted a floating charge on its assets and property as security for repayment of these debentures. Debentures of TransAlta Utilities in the aggregate principal amount of $115 million matured on June 2, 2008. Debentures of TransAlta Utilities in the aggregate principal amount of $100 million maturing in 2023 (the "2023 Debentures") and in the aggregate principal amount of $50 million maturing in 2033 (the "2033 Debentures") were redeemable at the option of the holders in 2008 and 2009, respectively. On July 31, 2008, all of the 2023 Debentures were redeemed by the holder. On October 10, 2008, TransAlta Utilities effected the early redemption of all of the 2033 Debentures.

(3)
Includes the project financing debt, debt securities, and senior secured bonds of CE Generation.

(4)
TransAlta Energy Corporation, a wholly-owned subsidiary of the Corporation, holds a direct 50.00% interest in TransAlta Cogeneration, L.P. The remaining interest in TransAlta Cogeneration, L.P. is held by its general partner, TransAlta Cogeneration Ltd., which is a wholly-owned subsidiary of TransAlta, as to 0.01%, and by Stanley Power Inc., as to 49.99%. CE

  Generation holds a 75% interest in the 240 MW Saranac gas-fired plant in Plattsburgh, New York, TransAlta Energy Corporation holds an indirect 50% interest in CE Generation.

EARNINGS COVERAGE RATIOS

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus in accordance with Canadian disclosure requirements.

        The following sets forth the Corporation's earnings coverage ratios calculated for the twelve month period ended December 31, 2007, and the twelve month period ended September 30, 2008. The earnings coverage ratios set forth below: (i) do not give effect to the issue of any debt securities pursuant to this prospectus; and (ii) do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios have been calculated based on information prepared in accordance with Canadian GAAP.

Twelve month period ended
	December 31, 2007	September 30, 2008
Earnings coverage on long-term debt(1)	3.32 times	2.70 times

Note:

(1)
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings plus net interest expense and income taxes divided by net interest expense excluding capitalized interest. For purposes of calculating the earnings coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to securities that may he issued under this Prospectus.

        TransAlta evaluates its performance using a variety of measures. Earnings coverage discussed above is not defined under Canadian GAAP and therefore should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company. Net earnings has been calculated on a consistent basis for the twelve month period ended December 31, 2007 and the twelve month period ended September 30, 2008.

DESCRIPTION OF SHARE CAPITAL

General

        As of the date of this Prospectus, the Corporation's authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series. As at September 30, 2008, 197,615,840 million common shares were outstanding and no first preferred shares were outstanding.

Common Shares

        The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws.

        Each common share of the Corporation entitles the holder thereof to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate rateably in any distribution of the assets of the

Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the first preferred shares. The common shares are not convertible and are not entitled to any pre-emptive rights. The common shares are not entitled to cumulative voting.

        The transfer agent and registrar for the common shares in Canada is CIBC Mellon Trust Company at its principal transfer offices in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario and Montreal, Québec. The transfer agent and registrar for the common shares in the United States is BNY Mellon Shareowner Services at its principal office in New York, New York.

        The common shares offered pursuant to this Prospectus may include common shares issuable upon conversion or exchange of any first preferred shares or debt securities of any series or upon exercise of any options or warrants.

First Preferred Shares

        The Corporation is authorized to issue an unlimited number of first preferred shares, issuable in series and, with respect to each series, the board of directors is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

        The first preferred shares of all series rank senior to all other shares of the Corporation with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of first preferred shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of the Corporation unless all cumulative dividends accrued upon all outstanding first preferred shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of first preferred shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the first preferred shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of first preferred shares shall not be entitled to share further in the distribution of the assets of the Corporation.

        The directors may include in the share conditions attaching to a particular series of first preferred shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the board of directors then consists of less than 16 directors, or three directors if the board of directors consists of 16 or more directors. Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of the Corporation.

        Subject to the share conditions attaching to any particular series providing to the contrary, the Corporation may redeem first preferred shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and the Corporation has the right to acquire any of the first preferred shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

        The Prospectus Supplement will set forth the following terms relating to the first preferred shares being offered:

  •
  the maximum number of shares;

  •
  the designation of the series;

  •
  the offering price;

  •
  the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

  •
  the price and the terms and conditions for redemption, if any, including redemption at TransAlta's option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

  •
  the terms and conditions, if any, for conversion or exchange for shares of any other class of TransAlta or any other series of first preferred shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  •
  whether such first preferred shares will be listed on any securities exchange;

  •
  the voting rights, if any; and

  •
  any other rights, privileges, restrictions, or conditions.

        First preferred shares will be fully paid and non-assessable upon issuance. The first preferred shares of any series may be represented, in whole or in part, by one or more global certificates. If first preferred shares are represented by a global certificate, each global certificate will:

  •
  be registered in the name of a depositary or a nominee of the depositary identified in the Prospectus Supplement; and

  •
  be deposited with such depositary or nominee or a custodian for the depositary.

Related Party Articles Provisions

        The articles of the Corporation contain provisions restricting the ability of the Corporation to enter into a "Specified Transaction" with a "Major Shareholder". A Specified Transaction requires the approval of a majority of the votes cast by holders of voting shares of the Corporation, as well as the approval of a majority of the votes cast by holders of such voting shares, excluding any Major Shareholder. A Major Shareholder generally means the beneficial owner of more than 20% of the outstanding voting shares of the Corporation. There is a broad definition of beneficial ownership, and in particular, a person is considered to beneficially own shares owned by its associates and affiliates, as those terms are defined in the articles. Transactions which are considered to be Specified Transactions include the following: a merger or amalgamation of the Corporation with a Major Shareholder; the furnishing of financial assistance by the Corporation to a Major Shareholder; certain sales of assets or provision of services by the Corporation to a Major Shareholder or vice versa; certain issuances of securities by the Corporation which increase the proportionate voting interest of a Major Shareholder; a reorganization or recapitalization of the Corporation which increases the proportionate voting interest of a Major Shareholder; and the creation of a class or series of non-voting shares of the Corporation which has a residual right to participate in earnings of the Corporation and assets of the Corporation upon dissolution or winding up.

Shareholder Rights Plan

        The Corporation implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Bid Approval Plan Agreement (the "Rights Plan Agreement") dated as of October 13, 1992 between the

Corporation and CIBC Mellon Trust Company. The common shareholders of the Corporation reconfirmed the Rights Plan and approved the amendment and restatement, as of April 26, 2007, of the Rights Plan Agreement at the annual and special meeting of shareholders of the Corporation held on April 26, 2007. For further particulars, reference should be made to the Rights Plan Agreement, as amended and restated. A copy of the Rights Plan Agreement may be obtained by contacting the Corporate Secretary, TransAlta Corporation, 110 - 12th Avenue S.W., Calgary, Alberta T2P 0G7; telephone: (403) 267-7110; fax (403) 267-2590; or by email: investor_relations@transalta.com. A copy of the Rights Plan Agreement can also be accessed on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "TransAlta" refer only to TransAlta Corporation without its subsidiaries through which it operates. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture (the "Indenture") dated June 25, 2002 between TransAlta and The Bank of New York as trustee (the "Trustee"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of all material attributes of the Indenture. Whenever there are references to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers of the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered or bearer form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the specific designation and any limit on the aggregate principal amount of the debt securities;

  •
  the extent and manner, if any, to which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of other liabilities and obligations of TransAlta;

  •
  the percentage or percentages of principal amount at which the debt securities will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any (or the manner of calculation thereof) and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on debt securities in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  the currency or currency unit in which the debt securities are denominated or in which payment of the principal of (and premium, if any) and interest, if any, on such debt securities will be payable;

  •
  whether debt securities will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

  •
  any mandatory or optional sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which, the debt securities may be redeemed or purchased by TransAlta;

  •
  the terms and conditions, if any, upon which TransAlta or the purchaser may redeem debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

  •
  any index used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other securities of TransAlta or other entities;

  •
  whether and under what circumstances TransAlta will pay additional amounts on the debt securities in respect of certain taxes (and the terms of any such payment) and, if so, whether TransAlta has the right to redeem the debt securities of any series rather than pay the additional amounts (and terms of any such right);

  •
  any other terms of the debt securities including covenants and Events of Default which apply solely to a particular series of debt securities being offered which do not apply generally to the debt securities, or any covenants or Events of Default generally applicable to debt securities which do not apply to a particular series of debt securities;

  •
  whether such debt securities will be listed on any securities exchange;

  •
  whether the debt securities of the series are to be issuable as registered securities, bearer securities (with or without coupons) or both; and

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if applicable the denomination of any bearer securities. (Section 3.1)

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to TransAlta for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event TransAlta should become involved in a highly leveraged transaction or in the event of a change in control of TransAlta.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. (Section 3.1) The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, TransAlta may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. TransAlta conducts a significant amount of its operations through its subsidiaries. As at September 30, 2008, TransAlta's subsidiaries had outstanding $328 million aggregate principal amount of long-term debt (excluding intercompany indebtedness). The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of TransAlta's subsidiaries. See "Risk Factors" for a further discussion of the consequences of structural subordination.

Form, Denominations and Exchange

        Debt securities of a series are issuable as registered securities in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be set out in the terms of the debt securities of any particular series. (Section 3.2) The Indenture also provides that debt securities of a series may be issuable in global form. (Section 3.1)

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. (Section 3.5)

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. (Section 3.5)

        The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid. (Section 3.5)

        Under limited circumstances, the Corporation may issue debt securities in bearer form, in which case the applicable Prospectus Supplement will contain information regarding form, denomination and exchange of those bearer securities.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Wall Street, New York, New York, 10286, or the Corporation can pay principal, interest and any premium by (i) cheque, mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments. (Sections 3.7, 10.1 and 10.2)

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation. (Section 3.7)

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement. (Section 3.1) Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security, may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor. (Section 3.5)

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by TransAlta if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of TransAlta, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If a Depositary for a Global Security representing a particular series of debt securities is at any time unwilling or unable or no longer qualified to continue as depository and a successor depository is not appointed by TransAlta within 90 days, the Corporation will issue debt securities of such series in definitive form in exchange for a Global Security representing such series of debt securities. Further, if an Event of Default under the Indenture occurs and is continuing, debt securities of a series in definitive form will be printed and delivered. In addition, the Corporation may at any time and in its sole discretion determine not to have debt securities of a series represented by a Global Security and, in such event, will issue debt securities of a series in definitive form in exchange for all of the Global Securities representing the series of debt securities. (Section 3.5)

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

"Attributable Amount" means with respect to any sale and leaseback transaction (as defined herein), as at the time of determination, the present value (discounted at the rate of interest set forth or implicit in the terms of such lease, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction.

"Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset;

  (c)
  minority interests;

  (d)
  current liabilities; and

  (e)
  assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred, and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with those assets (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt is limited.

"Consolidated Shareholders' Equity" means, without duplication, the aggregate amount of shareholders' equity (including, without limitation, common share capital, preferred share capital, contributed surplus and retained earnings) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, adjusted by the amount by which common share capital, preferred share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, in accordance with Generally Accepted Accounting Principles, together with the aggregate principal amount of obligations of the Corporation in respect of Preferred Securities.

"Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of any commodity (including natural gas, oil or electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

"Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada.

"Indebtedness" means all items of indebtedness in respect of any amounts borrowed (including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"Material Subsidiary" means, at any time, a Subsidiary:

  (a)
  the total assets of which represent more than 10% of the total assets of the Corporation determined on a consolidated basis as shown in the most recent audited consolidated balance sheet of the Corporation; or

  (b)
  the total revenues of which represent more than 10% of the total revenues of the Corporation determined on a consolidated basis as shown in the consolidated income statement of the Corporation for the four most recent fiscal quarters of the Corporation.

"Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets so created, developed, constructed or acquired (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which the lender has recourse.

"Permitted Encumbrance" means any of the following:

  (a)
  any Security Interest existing as of the date of the first issuance by the Corporation of debt securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

  (b)
  any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

  (c)
  any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

  (d)
  any Security Interest in favor of any Wholly-owned Subsidiary;

  (e)
  any Security Interest on property of a corporation or its Subsidiaries which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with the Corporation or such property is otherwise directly or indirectly acquired by the Corporation, other than a Security Interest incurred in contemplation of such merger, amalgamation, consolidation or acquisition;

  (f)
  any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

  (g)
  any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

  (h)
  certain Security Interests in respect of liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business;

  (i)
  any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

  (j)
  any other Security Interest if the aggregate amount of Indebtedness secured pursuant to this clause (j) (together with the Attributable Amount of any sale and leaseback) does not exceed 20% of Consolidated Net Tangible Assets.

"Preferred Securities" means securities which on the date of issue thereof by a person:

  (a)
  have a term to maturity of more than 30 years;

  (b)
  rank subordinate to the unsecured and unsubordinated Indebtedness of such person outstanding on such date;

  (c)
  entitle such person to defer the payment of interest thereon for more than four years without thereby causing an event of default in respect of such securities to occur; and

  (d)
  entitle such person to satisfy the obligation to make payments of deferred interest thereon from the proceeds of the issuance of its shares.

"Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, alterations or replacements of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal, alteration or replacement is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

"Security Interest" means any mortgage, charge, pledge, lien, encumbrance, assignment by way of security, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, which secures payment or performance of an obligation.

"Subsidiary" means, in relation to a person:

  (a)
  any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries;

  (b)
  any partnership of which the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has authority to bind the partnership, in all other cases; or

  (c)
  any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the first mentioned person or one or more of its Subsidiaries, or the first mentioned person and one or more of its Subsidiaries.

"Wholly-owned Subsidiary" means any Subsidiary that the Corporation directly or indirectly beneficially owns 100% of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such Subsidiary or owns, directly or indirectly, 100% of the income, capital, beneficial or ownership interests (however designated) thereof.

Covenants

        The Indenture contains covenants substantially to the following effect:

Negative Pledge

        So long as any debt securities remain outstanding the Corporation and its Subsidiaries will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) in respect of any Indebtedness of any person unless, in the opinion of legal counsel to the Corporation or the Trustee, the obligations of the Corporation in respect of all debt securities then outstanding shall be secured equally and rateably therewith. (Section 10.12)

Restriction on Sales and Leasebacks

        The Corporation will not, and will not permit any Subsidiary to, enter into any sale and leaseback transaction unless the Corporation and its Subsidiaries comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between the Corporation or any Subsidiary and a bank, insurance company or other lender or investor where the Corporation or any Subsidiary lease real or personal property which was or will be sold by the Corporation or any Subsidiary to that lender or investor. The Corporation can comply with this restrictive covenant if it meets either of the following conditions:

  (a)
  the sale and leaseback transaction is entered into prior to, concurrently with or within 270 days after the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of the property; or

  (b)
  the Corporation or its Subsidiaries could otherwise grant a Security Interest on the property as a Permitted Encumbrance described in "—Negative Pledge". (Section 10.10)

Mergers, Consolidations, Amalgamations and Sale of Assets

        The Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (the "Successor"), whether by reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, or otherwise, unless:

  (a)
  the Successor expressly assumes all of the covenants and obligations of the Corporation under the Indenture and the transaction otherwise meets of the requirements of the Indenture;

  (b)
  the entity formed by or continuing from such consolidation or amalgamation or into which the Corporation is merged or with which the Corporation enters into such arrangement or the person which acquires or leases all or substantially all of the Corporation's properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province thereof; and

  (c)
  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing. (Section 8.1)

        If, as a result of any such transaction, any of the properties or assets of the Corporation or its Subsidiaries become subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under "Negative Pledge" above without equally and rateably securing debt securities, the Corporation, simultaneously with or prior to such transaction, will cause any debt securities of the Corporation then outstanding to be secured equally and rateably with or prior to the Indebtedness secured by such Security Interest. (Section 8.4)

        In addition to the above conditions, such transaction will, to the satisfaction of the Trustee, substantially preserve and not impair any of the rights and powers of the Trustee or of the security holders. Also, no condition or event will exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor will become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute and Event of Default under the Indenture.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, TransAlta will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by TransAlta or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and TransAlta will remit the full amount withheld to the relevant authority in accordance with applicable law). However, TransAlta will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person not dealing at arm's length with TransAlta (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security. (Section 10.5)

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof. (Section 10.5)

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption. (Section 11.4)

Provision of Financial Information

        TransAlta will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which TransAlta is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that TransAlta may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, TransAlta will continue to provide the Trustee (a) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F or Form 40-F as applicable (or any successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not TransAlta has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP. (Section 7.5)

Events of Default

        Unless otherwise specified in the Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series: (a) the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities; (b) the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities; (c) the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby (or such longer period as may be agreed to by the Trustee); (d) the failure of the Corporation or any Subsidiary to pay when due (after giving effect to any applicable grace periods) any amount owing in respect of any Indebtedness other than Non-Recourse Debt or the Corporation or any Subsidiary otherwise defaults in connection with such Indebtedness, and if such Indebtedness has not matured it shall have been accelerated, provided that the aggregate principal amount of such Indebtedness is in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity; (e) the taking or entry of certain judgments or decrees against the Corporation or any Material Subsidiary for the payment of money in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity, in the aggregate, if the Corporation or any such Material Subsidiary, as the case may be, fails to file an appeal or, if the Corporation or such Material Subsidiary, as the case may be does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization involving the Corporation or a Material Subsidiary; or (g) any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration. (Section 5.2)

        Reference is made to the Prospectus Supplement relating to each series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any Event of Default and the continuation hereof.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 6.2) Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default. (Section 5.12)

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 5.7) However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. (Section 5.8)

        The Corporation will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Corporation, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. (Section 10.4)

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) reduce the voting or quorum requirements relating to meetings of holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture. (Section 9.2) In addition, any amendment to, or waiver of, the provisions of the Indenture relating to subordination that adversely affects the rights of the holders of debt securities will require the consent of holders of at least 75% in aggregate principal amount of such debt securities then outstanding.

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture. (Section 10.13) The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. (Section 5.13) The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities. (Section 9.1)

Defeasance

        The Indenture provides that, at its option, TransAlta will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States stating that (a) TransAlta has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) TransAlta is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. TransAlta may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if TransAlta meets the conditions described in the preceding sentence at the time TransAlta exercises the Defeasance option.

        The Indenture provides that, at its option, unless and until TransAlta has exercised its Defeasance option described in the preceding paragraph, TransAlta may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If TransAlta exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) TransAlta is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. (Article 14)

Consent to Jurisdiction and Service

        Under the Indenture, TransAlta irrevocably appoints CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the City of New York, and irrevocably submits to such jurisdiction. (Section 1.13)

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

General

        The Corporation may issue warrants to purchase common shares, first preferred shares, debt securities or other securities. The Corporation may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

        Selected provisions of the warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and warrants to be issued thereunder are summaries of certain anticipated provisions thereof are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

        The Prospectus Supplement will set forth the following terms relating to the warrants being offered:

  •
  the designation of the warrants;

  •
  the aggregate number of warrants offered and the offering price;

  •
  the designation, number and terms of the common shares, first preferred shares, debt securities or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  the currency or currency unit in which the exercise price is denominated;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  whether such warrants will be listed on any securities exchange;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

  •
  any other terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

        The Corporation may amend the warrant agreements and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

Enforceability

        The warrant agent will act solely as the Corporation's agent. The warrant agent will not have any duty or responsibility if the Corporation defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or first preferred shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

        In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act.

        The Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada, other than Alberta, and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada, other than Alberta. Each underwriter and each dealer participating in the distribution of any series of the Securities must agree that it will not offer to sell, directly or indirectly, any such Securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

        Each series of the Securities (other than common shares) will be a new issue of securities with no established trading market (other than common shares). Unless otherwise specified in a Prospectus

Supplement relating to a series of Securities, the Securities (other than common shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

RISK FACTORS

        Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement before purchasing the Securities offered hereby.

        Further information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus, including the Annual MD&A under the heading "Risk Factors and Risk Management", the Annual Information Form under the heading "Risk Factors" and the quarterly MD&A under the heading "Outlook". See "Documents Incorporated by Reference".

        A reference herein to a material adverse effect on the Corporation means such an effect on the Corporation on its business, financial condition, results of operations, or its cash flows, as the context requires.

Changes in the market prices and availability of fuel supplies required to generate electricity, and in the price of electricity, may materially adversely affect the Corporation.

        A significant portion of the Corporation's revenues are tied, either directly or indirectly, to the market price for electricity in the markets in which the Corporation operates. Market electricity prices are impacted by a number of factors, including: the price of fuel that is used to generate other sources of electricity (and, accordingly, certain of the factors that affect the price of fuel described below); the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the particular market; and weather conditions that impact electrical load. As a result, the Corporation cannot accurately predict future electricity prices and electricity price volatility could have a material adverse effect on the Corporation.

        The Corporation buys natural gas and some of its coal to supply the fuel needed to generate electricity. The Corporation could be materially adversely affected if the cost of fuel that it must buy to generate electricity increases to a greater degree than the price that it can obtain for the electricity that it sells. Several factors affect the price of fuel, many of which are beyond the Corporation's control, including:

  •
  prevailing market prices for fuel, including any associated transportation costs;

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  demand for energy products;

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  increases in the supply of energy products in the wholesale power markets; and

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  the extent of fuel transportation capacity or cost of fuel transportation service into the Corporation's markets.

        Changes in any of these factors may increase the Corporation's cost of producing power or decrease the amount of revenue it receives from the sale of power, which could materially adversely affect the Corporation.

The rules and regulations in the various markets in which the Corporation operates are subject to change, which may materially adversely affect the Corporation.

        Certain of the markets in which the Corporation operates and intends to operate are subject to significant regulatory oversight and control. The Corporation is not able to predict whether there will be any further changes in the regulatory environment, including potential regulation of the rates allowed to be charged and the capital structure of wholesale generating companies such as the Corporation, or what the ultimate effect of a changing regulatory environment will have on its business. Existing market rules and regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to the Corporation or its facilities which could have a material adverse effect on the Corporation. The Corporation cannot guarantee that it will be able to adapt its business in a timely manner in response to any changes in the regulatory regimes in which it operates, and such failure to adapt could have a material adverse effect on the Corporation.

        The Corporation's facilities are subject to various licensing and permitting requirements in the jurisdictions in which they operate, many of which licenses and permits need to be renewed from time to time. If the Corporation is unsuccessful in renewing such licenses or permits, or the terms of such licenses or permits are changed in a manner that is adverse to the Corporation, the Corporation could be materially adversely affected.

        Any changes in the rules and regulations of provincial or state public utility commissions or other regulatory bodies in the other markets in which the Corporation competes or may compete in the future may materially adversely affect the Corporation.

Many of the Corporation's activities and properties are subject to environmental requirements and changes in, or liabilities under, these requirements may materially adversely affect the Corporation.

        The Corporation's operations are subject to extensive Canadian, U.S. and other federal, provincial, state and local environmental laws, regulations and guidelines, relating to the generation and transmission of electrical and thermal energy and surface mining, pertaining to pollution and protection of the environment, health and safety and governing among other things, air emissions, water usage and discharges, storage, treatment and disposal of waste and other materials and remediation of contaminated sites and land use responsibility (collectively, "environmental regulation"). These laws can impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Environmental regulation can also impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transport, treatment and disposal of hazardous substances and waste and can impose clean-up, disclosure or other responsibilities with respect to spills, releases and emissions of various substances to the environment. Environmental regulation can also require that facilities and other properties associated with the Corporation's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, there is an increasing level of environmental regulation regarding the use, treatment and discharge of water and increasing anticipation of new or additional emission regulations at a national level in Canada and the United States which may impose different compliance requirements standards on the Corporation. These various compliance standards may result in duplicate compliance and costs requirements for the Corporation.

        To comply with environmental regulation, the Corporation must incur material capital and operating expenditures relating to environmental monitoring, emissions and effluent control equipment and processes, emissions measurement, verification and reporting, emissions fees and other compliance activities or obligations. The Corporation expects to continue to have environmental expenditures in the future. Stricter standards, new or greater regulation, increased enforcement by regulatory authorities, more extensive permitting requirements, an increase in the number and types of assets operated by the Corporation subject to environmental regulation and the implementation of provincial, state and national greenhouse gas ("GHG") emissions, mercury emissions or other air emissions regulation in a jurisdiction in which we operate could increase the amount of these expenditures. To the extent these expenditures cannot be passed through to our customers under our power purchase agreements, including Alberta PPAs (as defined herein) or otherwise, the costs to the Corporation could be material. In addition, compliance with environmental regulation might result in restrictions on some of the Corporation's operations. If the Corporation does not comply with environmental regulation, regulatory agencies could seek to impose statutory, administrative and/or criminal liabilities on the Corporation or to curtail its operations and significant expenditures on compliance, new equipment or technology, reporting obligations and research and development. In addition to environmental regulation, the Corporation could also face civil liability in the event that private parties seek to impose liability on the Corporation for property damage, personal injury or other costs and losses. The Corporation cannot guarantee that lawsuits or administrative or investigative actions will not be commenced against it otherwise affect its operations and assets. If an action is filed against the Corporation or which may otherwise affect its operations and assets, the Corporation could be required to make substantial expenditures to defend or evidence its activities or to bring the Corporation, its operations and assets into compliance, which could have a material adverse effect on the Corporation.

        A number of recent federal, provincial, state and local regulatory efforts continue to focus on potential climate change or GHG emissions regulation. GHG legislation is in early stages of evolution in Canada and United States, and it is relatively early to determine the impact of potential GHG reduction requirements. For example, the issues of jurisdiction to regulate GHG emissions, as between the federal and provincial governments, and whether both levels of government will be able to agree on harmonization of desired GHG emissions reduction requirements, also remains outstanding in Canada. In addition, Washington is part of a group of states in the Western Climate Initiative, which have announced the intention to implement a cap and trade program for GHGs by 2012. Mandatory GHG emissions reductions requirements are expected to impose increased costs on the Corporation, as is expected to be the case generally for thermal power producers in North America. The Corporation is subject to other air quality regulation including mercury regulation. In the United States, for example, the proposed federal mercury regulations were recently vacated by a United States federal court of appeals and remanded for further proceedings. At this time, the Corporation cannot assess the potential impact of future mercury regulation at its United States facilities. To the extent new or additional GHG, mercury or other air emission regulations may require the Corporation to incur costs that cannot be passed through to our customers under our power purchase agreements, including Alberta PPAs or otherwise, the costs could be material and have a material adverse effect on the Corporation.

        The Corporation's surface mining operations are subject to laws and regulations establishing mining, environmental protection and reclamation standards for all aspect of surface mining. As a mine owner or operator the Corporation must obtain permits from the applicable regulatory body providing for the authorization of certain mining operations that result in a disturbance of the surface. These requirements seek to limit the adverse impacts of coal mining and more restrictive requirements may be adopted from time to time. TransAlta as a mine owner or operator may also be required to submit a bond or otherwise secure payment of certain long-term obligations including mine closure or reclamations costs. Surety bond costs have increased in recent years while the market terms of such bonds have generally become more unfavourable. In addition, the number of companies willing to issue surety bonds has decreased. TransAlta could be required to self fund these obligations should it be unable to secure the required surety bonds for its mining operations.

Changes in general economic conditions may have a material adverse effect on the Corporation.

        Adverse changes in general economic and market conditions could negatively impact product demand, revenue, operating costs, timing and extent of capital expenditures, the net recoverable value of plant, property and equipment, results of financing efforts, credit risk, and counterparty risk, which could have a material adverse effect on the Corporation. Changes in interest rates can impact the Corporation's borrowing costs and the capacity revenues the Corporation receives pursuant to its under the Alberta government mandated power purchase arrangements (the "Alberta PPAs").

Under the government mandated power purchase arrangements pursuant to which the Corporation operates most of its facilities in Alberta, the Corporation is subject to certain risks, including the possibilities of penalties for unplanned outages and the burden of increased costs required to maintain and operate its generation facilities.

        The majority of the Corporation's Alberta coal-fired and hydroelectric generating plants operate under the Alberta PPAs which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power will be supplied. Under the Alberta PPAs applicable to coal-fired plants, in the event of an unplanned outage, other than an outage determined to be caused by force majeure, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta market electricity prices. Consequently, an unplanned outage could have a material adverse effect on the Corporation.

        The Corporation bears some of the impact of increases in its operating costs (other than increases arising as a result of a "change of law" as such term is defined in the Alberta PPAs) because the price at which the Corporation is able to sell its generation under the Alberta PPAs is based on a schedule of forecast fixed costs. Many of the forecast costs will be determined by indices, formulae or other means for the entire term of the Alberta PPA. The Corporation's actual results will vary and depend on performance compared to the forecasts on which the Alberta PPAs are based. Operating costs could increase as a result of a number of factors which are beyond the Corporation's control. A significant increase in the Corporation's operating costs could have a material adverse effect on the Corporation.

        From time to time during the term of the Alberta PPAs, issues may arise regarding the intended operation of the Alberta PPAs which may require certain provisions of the Alberta PPAs to be interpreted, and the interpretations given may not be favorable to the Corporation. In such circumstances, the Corporation could be materially adversely affected.

The operation and maintenance of the Corporation's facilities involves risks that may materially adversely affect the Corporation.

        The operation, maintenance, refurbishment, construction and expansion of power generation facilities involve risks, including breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. Certain of the Corporation's generation facilities, particularly in Alberta, were constructed many years ago and may require significant capital expenditures to maintain peak efficiency or to maintain operations at all. In addition, weather related interference, work stoppages and other unforeseen problems may disrupt the operation and maintenance of the Corporation's facilities and may materially adversely affect the Corporation.

        The Corporation has entered into on-going maintenance and service agreements with the manufacturers of certain critical equipment. If a manufacturer is unable or unwilling to provide satisfactory maintenance or warranty support, the Corporation may have to enter into alternative arrangements with other providers if it cannot perform the maintenance itself. These arrangements could be more expensive to the Corporation than its current arrangements and this increased expense could have a material adverse effect on the Corporation. If the Corporation is unable to enter into satisfactory alternative arrangements, the inability of the Corporation to access technical expertise or parts could have a material adverse effect on the Corporation.

        While the Corporation maintains in inventory, or otherwise make arrangements to obtain, spare parts to replace critical equipment and maintains insurance for property damage to protect against operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties which could result if the Corporation is unable to operate its generation facilities at a level necessary to comply with sales contracts (including Alberta PPAs).

        The Corporation may be subject to the risk that it is necessary to operate a plant at a capacity level beyond that which the Corporation has contracted to provide steam in order to fulfill a contract. In such circumstances the costs to produce the steam being sold may exceed the revenues derived therefrom.

The Corporation relies on transmission lines that it does not own or control, which may hinder its ability to deliver electricity.

        The Corporation depends on transmission and distribution facilities that are owned and operated by utilities and other power companies to deliver the electricity the Corporation generates. Any disruption in transmission would impact the Corporation's ability to sell and deliver electricity, which could have a material adverse effect on the Corporation.

The Corporation may be adversely affected if its supply of water is materially reduced.

        Hydroelectric and coal-fired plants require continuous water flow for their operation. Shifts in weather or climate patterns, seasonable precipitation, the timing and rate of melting, run off, and other factors beyond the control of the Corporation, may reduce the water flow to the Corporation's facilities. Any material reduction in the water flow to the Corporation's facilities would limit the Corporation's ability to produce and market electricity from these facilities and could have a material adverse effect on the Corporation. There is an increasing level of regulation respecting the use, treatment and discharge of water, and respecting the licensing of water rights in Alberta. Any such change in regulations could have a material adverse effect on the Corporation.

Trading risks may have a material adverse affect on the Corporation.

        The Corporation's trading and marketing business frequently involves the establishment of trading positions in the wholesale energy markets on both a long-term and short-term basis. To the extent that the Corporation has long positions in the energy markets, a downturn in the markets is likely to result in losses from a decline in the value of such long positions. Conversely, to the extent that the Corporation enters into forward sales contracts to deliver energy the Corporation does not own, or take short positions in the energy markets, an upturn in the energy markets is likely to expose the Corporation to losses as it attempts to cover any short positions by acquiring energy in a rising market.

        In addition, from time to time the Corporation may have a trading strategy consisting of simultaneously holding a long position and a short position, from which the Corporation expects to earn a profit based on changes in the relative value of the two positions. If, however, the relative value of the two positions changes in a direction or manner the Corporation did not anticipate, it could realize losses from such a paired position.

        If the strategy the Corporation uses to hedge its exposures to these various risks is not effective, it could incur significant losses. The Corporation's trading positions are subject to the level of volatility in the energy markets that, in turn, depends on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect the Corporation's positions which could also have a material adverse effect on the Corporation.

        While the Corporation uses a number of risk management controls to limit its exposure to risks arising from its trading activities, including value-at-risk, volumetric and term limits and restrictions on authorized instruments, the Corporation cannot guarantee that losses will not occur and such losses, if material, could have a material adverse effect on the Corporation.

Because of the Corporation's multinational operations, the Corporation is subject to currency rate risk and regulatory and political risk.

        A significant part of the Corporation's revenues and expenditures are in U.S. and other currencies. Fluctuations in the exchange rate between these currencies and the Canadian dollar could have a negative effect on the Corporation. While the Corporation attempts to manage this risk through its use of hedging instruments, including cross currency swaps, forward exchange contracts and foreign currency options, fluctuations in these exchange rates may have a material adverse effect on the Corporation.

        In addition to currency rate risk, the Corporation's foreign operations may be subject to regulatory and political risk. Any change to the regulations governing power generation or the political climate in countries where the Corporation has operations could impose additional costs and have a material adverse effect on the Corporation.

The Corporation may have difficulty raising needed capital in the future, which could significantly harm its business.

        To the extent that the Corporation's sources of cash and cash flow from operations are insufficient to fund the Corporation's activities, it may need to raise additional funds. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to the Corporation.

The Corporation's debt securities will be structurally subordinated to any debt of its subsidiaries that is currently outstanding or may be incurred in the future.

        The Corporation operates its business through, and a majority of its assets are held by, its subsidiaries, including partnerships. The Corporation's results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of its subsidiaries and the payment of funds by these subsidiaries to it in the form of loans, dividends or otherwise. The Corporation's subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities issued pursuant to this Prospectus or make any funds available for payment of debt securities issued pursuant to this Prospectus, whether by dividends, interests, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions.

        In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to pay the Corporation's indebtedness, including any debt securities issued pursuant to this Prospectus. Such indebtedness and any other future indebtedness of such subsidiaries would be structurally senior to the debt securities issued pursuant to this Prospectus by the Corporation. The Indenture pursuant to which the debt securities will be issued does not limit the Corporation's ability or the ability of its subsidiaries to incur additional unsecured indebtedness.

        The Corporation's subsidiaries have financed some investments using non-recourse project financing. Each non-recourse project loan is structured to be repaid out of cash flow provided by the investment. In the event of a default under a financing agreement which is not cured, the lenders would generally have rights to the related assets. In the event of foreclosure after a default, the Corporation's subsidiary may lose its equity in the asset or may not be entitled to any cash that the asset may generate. Although a default under a project loan will not cause a default with respect to the debt securities issued pursuant to this Prospectus, it may materially affect the Corporation's ability to service its outstanding indebtedness, including the debt securities issued pursuant to this Prospectus.

Certain of the contracts to which the Corporation is a party require the Corporation to provide collateral against its obligations.

        The Corporation is exposed to risk under certain electricity and natural gas purchase and sale contracts entered into for the purposes of hedges and proprietary trading. The terms and conditions of these contracts require the Corporation to provide collateral when the fair value of these contracts is in excess of any credit limits granted by the Corporation's counterparties and the contract obliges the Corporation to provide the collateral. The fair value of these contracts change due to changes in commodity prices and foreign exchange rates. These contracts include: (i) purchase agreements, when forward commodity prices are less than contracted prices; and (ii) sales agreements, when forward commodity prices exceed contracted prices. Downgrades in the Corporation's creditworthiness by certain credit rating agencies may decrease the credit limits granted by the Corporation's counterparties and accordingly increase the amount of collateral the Corporation may have to provide.

If counterparties to the Corporation's contracts are unable to meet their obligations, the Corporation may materially adversely affect the Corporation.

        If purchasers of the Corporation's electricity or other contractual counterparties with the Corporation default on their obligations, the Corporation will be materially adversely affected. While the Corporation seeks to control its exposure to credit risk by considering the ability of counterparties to fulfill their obligations under the related contracts, prior to entering into such contracts the Corporation cannot guarantee that it will be successful in identifying credit worthy customers. Moreover, while the Corporation seeks to monitor trading activities to ensure that the credit limits for counterparties are not exceeded, it cannot guarantee that it will be successful in doing so. If counterparties to the Corporation's contracts are unable to meet their obligations, the Corporation could suffer a reduction in revenue which could have a material adverse effect on the Corporation.

Insurance coverage may not be sufficient.

        The Corporation has insurance for its generation facilities, including all-risk property damage insurance, commercial general public liability insurance, boiler and machinery coverage, replacement power and business interruption insurance in amounts and with deductibles that the Corporation considers appropriate. The Corporation's insurance coverage may not be available in the future on commercially reasonable terms. In addition, the insurance proceeds that it receives for any loss of or any damage to any of its generation facilities may not be sufficient to permit it to continue to make payments on its debt, including any debt securities they may be offered under this Prospectus.

Provision for income taxes may not be sufficient.

        The Corporation's operations are complex, and the computation of the provision for income taxes involves tax interpretations, regulations, and legislation that are continually changing. In addition, the Corporation's tax filings are subject to audit by taxation authorities. While the Corporation believes that its tax filings have been made in accordance with all such tax interpretations, regulations, and legislation, the Corporation cannot guarantee that it will not have disagreements with the Canada Revenue Agency or other taxation authorities with respect to the Corporation's tax filings.

The Corporation may be unsuccessful in the defence of legal actions.

        The Corporation is occasionally named as a defendant in various claims and legal actions. There can be no assurance that the Corporation will be successful in the defence of each of these claims and legal actions or that any claim or legal action that is decided adverse to the Corporation will not materially adversely affect the Corporation.

If the Corporation fails to attract and retain key personnel, it could be materially adversely affected.

        The loss of any of the Corporation's key personnel or its inability to attract, train, retain and motivate additional qualified management and other personnel could have a material adverse effect on the Corporation. Competition for these personnel is intense and there can be no assurance that the Corporation will be successful in this regard.

If the Corporation is unable to successfully negotiate new collective bargaining agreements with its unionized workforce, as required from time to time, it will be adversely affected.

        While the Corporation believes it has a good relationship with its unionized employees, the Corporation cannot guarantee that it will be able to successfully negotiate or renegotiate its collective bargaining agreements on terms agreeable to the Corporation. Any problems in negotiating these collective bargaining agreements could lead to higher employee costs and a work stoppage or strike, which could have a material adverse effect on the Corporation.

Absence of public market for certain securities offered hereunder.

        There is no public market for the first preferred shares, debt securities or warrants to purchase common shares, first preferred shares, debt securities or other securities which may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon for the Corporation by Latham & Watkins LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with the offering of Securities will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada.

        The partners and associates of McCarthy Tétrault LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the Registration Statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference" and "Certain Available Information"; the consent of Ernst & Young LLP, Chartered Accountants; certain powers of attorney; the Indenture; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

 ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from this offering. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.

 US$

        % Senior Notes Due 20

TransAlta Corporation

PROSPECTUS SUPPLEMENT

March     , 2010

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  Filed Pursuant to General Instruction II.L of Form F-10 File No. 333-155243
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

EXCHANGE RATE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
CERTAIN AVAILABLE INFORMATION
THE OFFERING
TRANSALTA CORPORATION
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF THE NOTES
EARNINGS COVERAGE
CREDIT RATINGS
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
AUDITOR'S CONSENT

ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
CERTAIN AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
THE CORPORATION
USE OF PROCEEDS
CHANGES IN CONSOLIDATED CAPITALIZATION
EARNINGS COVERAGE RATIOS
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
RISK FACTORS
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ENFORCEMENT OF CIVIL LIABILITIES